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                             September 7, 2023

       Laura K. Umbrecht
       Partner
       Goodwin Procter LLP
       One Commerce Square
       2005 Market St., 32nd Floor
       Philadelphia, PA 19103

                                                        Re: Zynerba
Pharmaceuticals, Inc.
                                                            Schedule 14D-9
filed August 28, 2023
                                                            File No. 005-88971

       Dear Laura K. Umbrecht:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14D-9 filed August 28, 2023

       General

   1. On the top of page 5, please disclose the June 30, 2026 deadline that applies to Milestone
                                                        1.
   2. Please disclose the approximately $2.5444 aggregate additional cash per share figure that represents the maximum
payout under the CVR.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please direct any
questions to David Plattner, Special Counsel, at 202-551-8094.
 Laura K. Umbrecht
Goodwin Procter LLP
September 7, 2023
Page 2

FirstName LastNameLaura K. Umbrecht   Sincerely,
Comapany NameGoodwin Procter LLP
                                      Division of Corporation Finance
September 7, 2023 Page 2              Office of Mergers & Acquisitions
FirstName LastName